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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)(1)

                   Coherent Communications Systems Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   192478 10 5
                                 (CUSIP Number)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.         192478 10 5

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Safeguard Scientifics, Inc. 23-1609753

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) |X|
                                                                         (b) |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

6.       SHARED VOTING POWER                         0

7.       SOLE DISPOSITIVE POWER

8.       SHARED DISPOSITIVE POWER                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
|_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%

12.      TYPE OF REPORTING PERSON*

         CO


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CUSIP NO.         192478 10 5

1.       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Safeguard Scientifics (Delaware), Inc. 51-0291171

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) |X|
                                                                         (b) |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

6.       SHARED VOTING POWER                         0

7.       SOLE DISPOSITIVE POWER

8.       SHARED DISPOSITIVE POWER                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
|_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%

12.      TYPE OF REPORTING PERSON*

         CO


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Item 1 (a)        Name of Issuer:

Coherent Communications Systems Corporation

Item 1 (b)        Address of Issuer's Principal Executive Offices:

45085 University Drive
Ashburn, VA 20147-2745

Item 2 (a)        Name of Person Filing:

(1)      Safeguard Scientifics, Inc.
(2)      Safeguard Scientifics (Delaware), Inc.

Item 2 (b)        Address of Principal Business Office:

(1)      800 The Safeguard Building
         435 Devon Park Drive
         Wayne, PA 19087-1945

(2)      103 Springer Building
         3411 Silverside Road
         Wilmington, DE 19803

Item 2 (c)        Citizenship:

(1)      Pennsylvania
(2)      Delaware

Item 2 (d)        Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2 (e)        CUSIP Number:

192478 10 5

Item 3            If this statement is filed pursuant to Rules 13d-1(b), or 13d
                  --------------------------------------------------------------
                  -2(b), check whether the person filing is a :
                  ---------------------------------------------

                  (a)      |_|      Broker or dealer registered under Section 15
                                    of the Act.

                  (b)      |_|      Bank as defined in Section 3(a)(6) of the
                                    Act.

                  (c)      |_|      Insurance Company as defined in Section 3(a)
                                    (19)of the Act.

                  (d)      |_|      Investment Company registered under
                                    Section 8 of the Investment Company Act of
                                    1940.

                  (e)      |_|      Investment Adviser registered under
                                    Section 203 of the Investment Advisers Act of 1940.


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                  (f)      |_|      Employee Benefit Plan, Pension Fund
                                    which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                                    13d-1(b)(1)(ii)(F).

                  (g)      |_|      Parent Holding Company, in accordance
                                    with Rule 13d-1(b)(ii)(G); see Item 7.

                  (h)      |_|      Group, in accordance with Rule 13d-
                                    1(b)(1)(ii)(H).

Not Applicable

Item 4            Ownership:

(a)      Amount Beneficially Owned:

         0

 (b)     Percent of Class:

         0%

(c) Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote:

                  0

         (ii) shared power to vote or to direct the vote:

                  0

         (iii) sole power to dispose or to direct the disposition of:

                  0

         (iv) shared power to dispose or to direct the disposition of:

                  0

Item 5            Ownership of Five Percent or Less of a Class:
                  --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

         The merger of Cardinal Merger Co., a wholly owned subsidiary of Tellabs, Inc., and Issuer was consummated as of August 3, 1998, as a result of which Issuer became a wholly owned subsidiary of Tellabs, Inc. All securities of Issuer held by reporting person were exchanged for shares of common stock of Tellabs, Inc. based on an exchange ratio of 0.72 shares of Tellabs, Inc. common stock for each share of Issuer's common stock.

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Item 6            Ownership of More than Five Percent on Behalf of
                  ------------------------------------------------
                           Another Person:
                           --------------

Not applicable

Item 7            Identification and Classification of the Subsidiary
                  ---------------------------------------------------
                           Which Acquired the Security Being Reported on by the
                           ----------------------------------------------------
                           Parent Holding Company:

Safeguard Scientifics (Delaware), Inc., a Delaware corporation, is a wholly owned subsidiary of Safeguard Scientifics, Inc..

Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

Safeguard Scientifics (Delaware), Inc. and Safeguard Scientifics, Inc. are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Item 9            Notice of Dissolution of Group:
                  ------------------------------

Not applicable.

Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.

                                        SAFEGUARD SCIENTIFICS, INC.

                                        By:      /s/ James A. Ounsworth
                                           -------------------------------------
                                                 James A. Ounsworth
                                                 Sr. Vice President and
                                                 General Counsel

Dated: August 24, 1998

                                        SAFEGUARD SCIENTIFICS (DELAWARE), INC.

                                            By:      /s/ James A. Ounsworth
                                              ----------------------------------
                                                     James A. Ounsworth
                                                     Vice President

Dated:  August 24, 1998